FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                           17(a) of the Public Utility
  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                      1940


1.   Name and Address of Reporting Person

FORME CAPITAL, INC.
 (Last)                (First)                (Middle)

17770 Preston Road
                       (Street)

Dallas                  TX                   75252
City)                   (State)              (Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML
3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      10/97

5.  If Amendment,
     Date of Original
     (Month/Year)

6.  Relationship of Reporting Person to Issuer  (Check all applicable)

     _____Director                 _____10% Owner
     _____Officer (give            __X___Other (specify
                   title below)                 below)
Could be deemed to be part of a group
________________________

Table 1 - New-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4 and 5)

5.   Amount of Securities  Beneficially Owned at End of  Month (Instr. 3 and 4)
          16,250
          179,076

 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
                (D)
                (I)


7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note


  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security  (Instr. 3)

 Options


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                               Amount or Number of Shares
 Common Shares      379,375



8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at End  of  Month
  (Instr. 4)


10.  Ownership Form of Derivative Security: Direct  (D) or  Indirect (I) (Instr.
4)
               (I)

11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.

Explanation of Responses: The reporting person owns 16,250 shares of the Issuer. The reporting person may be deemed to be part of a group though there is no agreement to act as such. Mr. Wettreich, a Director of the Company, is a Director of Wettreich Financial Consultants, Inc. ("WFC") which owns 25,000 shares of the Issuer and individually owns 11,250 shares of the Issuer and options to purchase 300,000 shares of the Issuer. Mr. Wettreich is a Director of Alexander Mark Capital, Ltd. ("AMC") which owns all the outstanding shares of AM Investments, Ltd. ("AMI") and owns the majority of the shares of Alexander Mark Securities, Ltd. ("AMS") which owns 2,733 common shares of the Issuer. AMI owns 57,633 shares of the Issuer. Mr. Wettreich and his wife and children own all the outstanding shares of AMC. Jeanette Fitzgerald a Director of the Issuer, WFC, and the reporting person, owns 1,500 shares and options to purchase 79,375 shares. Both Mr. Wettreich and Ms. Fitzgerald are directors of Meteor Technology, plc which owns 80,960 common shares of the Issuer. The reporting person disclaims any beneficial ownership in any shares not owned directly by it. The Registrant had a 1-40 reverse stock split affecting the outstanding options and common stock effective July 15, 1997.